Exhibit 99.4

Keith R. Blair

Manager

Applied Geoscience LLC

5365 Mae Anne Ave., Suite.A4

Telephone: (775) 787-6253

Fax: (775) 201-1085

Email: applied_geoscience@sbcglobal.net

CERTIFICATE of QUALIFIED PERSON

I, Keith Blair, Certified Professional Geologist, do hereby certify that:

1.                                      I am Manager of:

Applied Geoscience LLC

5365 Mae Anne Ave., Suite A4

Reno, Nevada 89523 USA

2.                                      This certificate applies to the Technical Report entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report” dated January 1, 2013 (the “Technical Report”), related to the Palmarejo mine operations and exploration.

3.                                      I graduated with a Bachelor of Science degree in Geological Engineering from Montana College of Mineral Science and Technology in 1986 and a Master of Science in Geosciences from the University of Arizona in 1991.

4.                                      I am a member or fellow of the:

Certified Professional Geologist (C.P.G.)

American Institute of Professional Geologists (Certificate # 10744)

American Institute of Mining, Metallurgy and Exploration

5.                                      I have worked as a geologist for over 23 years in exploration and mineral resource estimation since my graduation from university.

6.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify by reason of my education, affiliation with a professional registration (as defined in NI 43-101) and past relevant work experience, I am a “qualified person “for the purposes of NI 43-101.

7.                                      I am responsible for the preparation of section 14 of the report titled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report”, dated January 1, 2013 (the “Technical Report”), related to the Palmarejo project mine operations and exploration.

8.                                      I last visited the project site from 27 July to 1 August, 2011.

9.                                      Prior to my engagement by Coeur d’Alene Mining Corporation, I had involvement as a “Qualified Person” with the property that is subject to the Technical Report with the previous owner from 2005 to 2007.

10.                               As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.                               I am independent of Franco-Nevada Corporation and Coeur d’Alene Mining Corporation applying all tests in section 1.5 of NI 43-101.

12.                               I have read NI 43-101, including Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

13.                               I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 19th day of March, 2013.

(signed & sealed) Keith R. Blair
Keith R. Blair